Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera AG announces subscription price of new shares from capital increase resolved on May 28, 2020

Leverkusen, Germany, February 18, 2021 – On May 28, 2020, the annual general meeting of Biofrontera AG (hereinafter referred to as the “Company”) resolved to increase the share capital of the Company by up to EUR 8,969,870 by issuing up to 8,969,870 new no-par value registered shares with a notional interest in the share capital of EUR 1.00 each (“New Shares”) against cash contributions. New Shares will carry full dividend rights from January 1, 2020.

The New Shares are to be offered to existing shareholders for subscription. Shareholders are granted the statutory subscription right for New Shares as an indirect subscription right in such a way that Quirin Privatbank AG, Kurfürstendamm 119, 10711 Berlin (hereinafter also referred to as the “Issuing Bank”) is admitted to subscribe for and underwrite the New Shares at the lowest issue price of EUR 1.00 per New Share with the obligation to offer the New Shares to the shareholders of the Company or holders of subscription rights at a ratio of 5 : 1 in accordance with the exercise of subscription rights at the subscription price (the “Subscription Price”) and to transfer them. The subscription period commences on February 08, 2021, inclusive, and ends at 12:00 noon (CET) on February 22, 2021.

The Company has published the subscription offer of the issuing bank in the Federal Gazette on February 05, 2021. Reference is made to the contents therein.

The subscription offer states that the subscription price will be published in the Federal Gazette (Bundesanzeiger) and via an electronic information medium no later than three days before the end of the subscription period.

The Subscription Price for each New Share has been set at EUR 2.75.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com